Maris-Tech Ltd.

2 Yitzhak Modai Street

Rehovot, Israel 7608804

December 22, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Re:	Maris-Tech Ltd. (CIK 0001872964)

Registration Statement on Form F-1

File No. 333- 260670

Request for Acceleration of Effective Date

Dear Sir or Madam:

Reference is made that certain letter filed as correspondence by Maris-Tech Ltd. (the “Company”) with the U.S. Securities and Exchange Commission via EDGAR on December 20, 2021, in which the Company requested acceleration of the effective date of the above-referenced Registration Statement for December 22, 2021 at 5:00 p.m. Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company hereby formally withdraws such request for acceleration of the effective date of the Registration Statement at such time. The Company reserves the right to resubmit another request for acceleration of the Registration Statement at a future date.

If you have any questions or require additional information, please call our attorney, Angela Gomes (617) 338-2957, of Sullivan & Worcester LLP.

Sincerely,

Maris-Tech Ltd.

By:	/s/ Israel Bar
Israel Bar Chief Executive Officer